ORIGINAL SEC FILED WITH DENVER OFFICE.

[redacted]

14049665

980 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AL	
OMB Number:	3235-0123
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SEC Mail Processing Section
MAR 10 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12-31-2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE TIGER WEALTH MANAGEMENT

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2329 W. Main St. Suite 202
(No. and Street)

Littleton (City) Co (State) 80120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL D. STAR, P.A., CPA
(Name – *if individual, state last, first, middle name*)

159 W. GRANADA BLVD. (Address) ORMOND BEACH (City) FL. (State) 32174 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/27/14

OATH OR AFFIRMATION

I, Rodney S. Frank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Tiger Wealth Management, as of December, 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

LYNNE A. GRIMES
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20034027345
MY COMMISSION EXPIRES AUGUST 24, 2015

[signature]
Signature

PRESIDENT / CEO
Title

[signature] Grimes
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE TIGER WEALTH MANAGEMENT LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2013 AND 2012

BLUE TIGER WEALTH MANAGEMENT LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2013 AND 2012

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
159 W. Granada Blvd.
Ormond Beach, FL 32174
(386) 453-1383

Independent Auditor's Report

Managing Member
Blue Tiger Wealth Management LLC
Littleton, CO

Dear Managing Member:

We have audited the financial statements of Blue Tiger Wealth Management LLC ("Company") for the year ended December 31, 2013 and 2012, and the related statements of operations, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit In accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures made in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Tiger Wealth Management LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index ("Supplementary Information") is presented for purposes of additional analysis and is not a required part of the basic financial statements, but such Supplementary Information is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such Supplementary Information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The Supplementary Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such Supplementary Information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted In the United States of America. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Star, P.A., CPA
Ormond Beach, Florida
February 17, 2014

BLUE TIGER WEALTH MANAGEMENT, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

ASSETS	For Year Ended December 31, 2013	For Year Ended December 31, 2012
CURRENT ASSETS		
Cash and cash equivalents	$ 24,942	$ 12,569
Other currents assets	1,465	411
Total current assets	26,407	12,980
	-	-
TOTAL ASSETS	$ 26,407	$ 12,980
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 5,864	$ 1,573
Due to member	1,245	-
Total current liabilities	7,109	1,573
MEMBERS' EQUITY		
Members' Equity	19,298	11,407
Total Stockholders' Equity	19,298	11,407
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 26,407	$ 12,980

See notes to financial statements and auditors' report.

BLUE TIGER WEALTH MANAGEMENT, LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	2013	2012
REVENUES:		
Commission income	$ 67,668	$ 718
EXPENSES:		
Commision expense	55,588	-
Other operating expenses	44,186	10,582
Total expenses	99,774	10,582
NET (LOSS) FROM OPERATIONS	(32,106)	(9,864)
OTHER INCOME:		
Other Income	696	-
Interest income	2	5
Net Loss	$ (31,408)	$ (9,859)

See notes to financial statements and auditors' report.

BLUE TIGER WEALTH MANAGEMENT, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	Total Member's Equity
Balances, January 1, 2012	$ 6,614
Plus Member Contributions during 2012	14,652
Net income (loss) for 2012	(9,859)
Balances, December 31, 2012	11,407
Plus Member Contributions during 2013	39,299
Net income (loss) for 2013	(31,408)
Balances, December 31, 2013	$ 19,298

See notes to financial statements and auditors' report.

BLUE TIGER WEALTH MANAGEMENT, LLC
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

Subordinated liabilities at January 1, 2012	$ -
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payments on subordinated notes	-
Subordinated liabilities at December 31, 2012	-
Increases:	
Issuance of subordinated notes	-
Decreases:	
Payments on subordinated notes	-
Subordinated liabilities at December 31, 2013	$ -

See notes to financial statements and auditors' report.

BLUE TIGER WEALTH MANAGEMENT, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (31,408)	$ (9,859)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense	-	-
Net change in operating assets and liabilities:		
Other current assets	(1,054)	(311)
Other non-current assets	-	-
Other accrued expenses	-	-
Accounts payable	4,291	873
NET CASH PROVIDED BY OPERATING ACTIVITIES	(28,171)	(9,297)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in member' contribution	39,299	14,652
Net change due to member	1,245	-
Net change in accrued expenses	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	40,544	14,652
NET CHANGE IN CASH AND CASH EQUIVALENTS	12,373	5,355
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,569	7,214
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 24,942	$ 12,569
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ -	$ -

See notes to financial statements and auditors' report.

BLUE TIGER WEALTH MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 1 Summary of Significant Accounting Policies

Description of Business
BLUE TIGER WEALTH MANAGEMENT LLC ("Company") (F/K/A - formerly known as) Kaczmarek Financial Services, LLC) is a registered broker-dealer headquartered in Littleton, CO. The Company's services include business in mutual funds and variable life or annuities. The Company was organized as a limited liability company on September, 2006, with a perpetual period of duration. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"); and a member of the Securities Investor Protection Corporation ("SIPC").

Revenue Recognition
The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which typically occurs when the transaction relating to the agreement has consummated. Any transactions with mutual fund houses are consummated directly between the customer and the mutual fund house. The Company received a commission as agent.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Furniture and Equipment
Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets, which ranges from three to seven years.

Amortizable Intangible Assets
Included in other non-current assets are amortizable intangible assets, such as trademarks, which are amortized over five years by the straight-line method.

Income Taxes
The Company is a limited liability company beginning in 2013 and is required to file a partnership tax return. Prior to 2013, the Company was a single member limited liability company and was not recognized as a reporting entity under the Internal Revenue Code for Taxation purposes. Accordingly, the Company did not file a separate income tax return prior to 2013. The effects of the Company's operations are passed through to the member for taxation purposes for all years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BLUE TIGER WEALTH MANAGEMENT LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2013 AND 2012

Note 2 Financial Instruments and Concentration of Risk

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company did not exceed the FDIC insured limit as of December 31, 2013.

Note 4 Commitments and Contingencies

The Company has no commitments and contingencies.

Note 5 Related party Transactions

The Company's managing member personally pays for a significant amount of the Company's operating and capital expenditures, which are reimbursed from time to time by the Company. Amounts owed to the member are $1,245 and $1,573 for the years ended December 31, 2013 and 2012, which are presented as advances from related party in the accompanying balance sheets.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2013, the Company has net allowable capital of $17,833, which was $12,883 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio is 0.02 to 1 as of December 31, 2013. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(1), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

BLUE TIGER WEALTH MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	19,298
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		19,298
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2013		-
Total capital and allowable subordinated liabilities		19,298
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other assets		1,465
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		17,833
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	17,833
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	474
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		12,833
Net captial		11,833

See notes to financial statements and auditors' report.

BLUE TIGER WEALTH MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS		
Total aggregatged indebtedness liabilities from Statement of Financial Condition	$	7,109
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	7,109
Ratio: Aggregate indebtedness to net capital		39.86%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2013)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		17,833
Net audit adjustments		-
Net capital per above		17,833

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
159 W. Granada Blvd.
Ormond Beach, FL 32174
(386) 453-1383

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Managing Member
Blue Tiger Wealth Management
Littleton, CO

In planning and performing our audit of the financial statements and supplemental schedules of Blue Tiger Wealth Management ("Company") for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives state in Rule 17a-5(g)(1) in making periodic computations of aggregate indebtedness(or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, PA, CPA

Michael D. Star, P.A., CPA
Ormond Beach, Florida
February 17, 2014

Michael D. Star, P.A., CPA
159 W. Granada Blvd.
Ormond Beach, FL 32174
(386) 453-1383

INDEPENDENT AUDITOR'S REPORT ON SIPC GENERAL ASSESSMENT

Managing Member
Blue Tiger Wealth Management
Littleton, CO

In planning and performing our audit of the financial statements and supplemental schedules of Blue Tiger Wealth Management ("Company") for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's SIPC Annual General Assessment as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements.

Also, as required by Rule 17a-5(e)(4) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in SECTION 4(d)(1)(c) of the Securities Investor Protection Act of 1970, as amended.

Upon review of our auditing procedures, we have determined that the assessments were determined fairly in accordance with applicable instructions and forms.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, PA, CPA

Michael D. Star, P.A., CPA
Ormond Beach, Florida
February 17, 2014